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                                                                   Exhibit 99.12

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


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EZRA BIRNBAUM,                                   )
                                                 )
                         Plaintiff,              )
                                                 )
                     - against -                 )
                                                 )          Civil Action No.
SRIVATS SAMPATH, FRANK GILL, GEORGE SAMENUK,     )          19482NC
STEPHEN RICHARDS, RICHARD SCHELL, MCAFEE.COM     )
CORPORATION, AND NETWORK ASSOCIATES, INC.        )
                                                 )
                         Defendants.             )
                                                 )
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                             CLASS ACTION COMPLAINT

          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of shares of the common stock of McAfee.com Incorporated ("McAfee.com" or the "Company") since prior to the wrongs herein complained of and continuously to date.

          2. McAffee.com is a corporation duly organized and existing under the laws of the State of Delaware. The Company designs, markets, and manufacturers power and analog semiconductor products for the communications, computer and automotive markets. Its products are also used in instrumentation and industrial applications.


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     3.   Defendant Network Associates, Inc. ("Network Associates") owns or controls approximately 75% of the equity of the Company.

     4. Defendant Sirvats Sampath is President and Chief Executive Officer and a Director of the Company.

     5. Defendant George Samenuk is President and Chief Executive Officer of Network Associates and a Director of the Company.

     6. Defendant Stephen Richards is Chief Financial Officer of Network Associates and a Director of the Company.

     7.   Defendants Richard Shell and Frank Gill are Directors of the Company.

     8. Network Associates, as controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of McAfee.com the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.


                            CLASS ACTION ALLEGATIONS

     9. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors

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in interest, who are or will be threatened with injury arising from defendants'
actions as more fully described herein.

     10. This action is properly maintainable as a class action.

     11. This class is so numerous that joinder of all members is impracticable. There are approximately 11.1 million shares of McAfee.com common stock outstanding owned by hundreds, if not thousands, of holders other than Network Associates and its affiliates.

     12. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of McAfee.com in violation of the laws of the State of Delaware in order to enrich Network Associates at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.


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     13.  Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     14. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS

     16. On March 17, 2002, Network Associates announced that it had made a proposal to purchase all of the shares of common stock of the Company not held by Network Associates and its affiliates. Under the proposed transaction, which is structured as an exchange offer, the Company's public


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shareholders would receive 0.675 shares of Network Associates stock for each
McAfee.com share. Based on the closing price of Network Associates stock on Friday March 15, 2002, each McAfee.com share is valued at $18.64 per share.

       17. The price of $18.64 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of McAfee.com is materially in excess of $18.64 per share, giving due consideration to the prospects for growth and profitability of McAfee.com in light of its business, earnings and earnings power, present and future; (b) the $18.64 per share price offers an inadequate premium to the public stockholders of McAfee.com; and (c) the $18.64 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Network Associates to "cap" the market price of McAfee.com stock, as part of a plan for Network Associates to obtain complete ownership of McAfee.com, its assets and businesses at the lowest possible price.

       18. The proposal is an attempt by Network Associates to unfairly aggrandize Network Associates at the expense of McAfee.com's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of McAfee.com and its valuable assets, while permitting Network Associates to benefit wrongfully from the transaction.

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          19.  Given the Network Associates defendants' stock ownership and representation on McAfee.com' Board and in management, they are able to dominate and control the other directors, all of whom were hand-picked by the Network Associates defendants and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit Network Associates at the expense of McAfee.com' public shareholders, as exemplified by the proposed transaction.

          20. Because of Network Associates's stock ownership and the offices held by Network Associates personnel, no third party, as a practical matter, can attempt any competing bid for McAfee.com, as the success of any such bid would require the consent and cooperation of the Network Associates defendants.

          30. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to McAfee.com' public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

          31. Plaintiff and the other members of the Class have no adequate remedy at law.

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     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

     (1) declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel;

     (2) enjoining, preliminarily and permanently, the transaction complained of herein;

     (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

     (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

     (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and


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     (6)  Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                                                 ROSENTHAL, MONHAIT, GROSS
                                                   & GODDESS, P.A.

                                                 By: /s/ Carmella P. Keener
                                                     --------------------------
                                                     919 N. Market Street
                                                     Suite 1401
                                                     Mellon Bank Center
                                                     Wilmington, Delaware 19801
                                                     (302) 656-4433
                                                     Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIPSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414

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